AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

RULE 13e-4
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

CROWN MEDIA HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
228411 10 4
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

MARK R. LEVY
HOLLAND & HART LLP
555 SEVENTEENTH STREET SUITE 3200
DENVER, COLORADO 80202-3979
(303) 295-8000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 4. TERMS OF THE TRANSACTION
SIGNATURES
INDEX TO EXHIBITS

INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2003, and as amended by Amendment No. 1 to Schedule TO filed with the Commission on May 19, 2003 and Amendment No. 2 to Schedule TO filed with the Commission on May 20, 2003, relating to the offer by the Company to exchange options to purchase shares of the Company’s Class A Common Stock for restricted stock units.

     ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the original Schedule TO is hereby amended to add the following:

The offer made pursuant to the Schedule TO expired at 11:59 p.m. Mountain Daylight Time, on May 29, 2003. We accepted for exchange options to purchase 5,126,732 shares of our Class A Common Stock, representing 94.8% of the options that were eligible to be tendered in the offer. Pursuant to the terms of the offer, we granted restricted stock units representing an aggregate of 2,050,693 shares of our Class A Common Stock in exchange for the tendered options.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

CROWN MEDIA HOLDINGS, INC.

By:	/s/ DAVID J. EVANS David J. Evans President and Chief Executive Officer

Date: May 30, 2003

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INDEX TO EXHIBITS

EXHIBIT
NUMBER

(a)	(1)	*	Offer to Exchange, dated April 30, 2003.
	(2)	*	Form of Letter of Transmittal.
	(3)	*	Form of Restricted Stock Unit Agreement.
	(4)	*	Form of Election Withdrawal Notice.
	(5)	*	Form of Letter to Eligible Option Holders.
	(6)	*	Form of Acceptance.
	(7)	*	Form of Reminder Notice.
	(8)	*	Form of Information to be Provided to Eligible Employees.
	(9)		The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 (incorporated by reference) (SEC File No. 000-30700).
	(10)		The Company’s definitive Proxy Statement filed with the Securities and Exchange Commission on April 30, 2003, for the Company’s 2003 annual meeting of stockholders (incorporated by reference) (SEC File No. 000-30700).
	(11)	*	Supplement No. 1, dated May 19, 2003, to Offer to Exchange, dated April 30, 2003.
	(12)	*	Form of Email Cover Letter to Supplement No. 1.
(b)	Not applicable.
(d)	(1)		The Amended and Restated Crown Media Holdings, Inc. 2000 Long Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2000 filed with the Securities and Exchange Commission on March 27, 2001) (SEC File No. 000-30700).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

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